FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2007 and 2008 are as follows:

Assets	2007 ThU.S.$	2008 ThU.S.$

Current assets	1,935,765	1,952,170
Property, plant and equipment	6,577,787	6,789,583
Other assets	120,835	112,009

Total assets	8,634,387	8,853,762

Liabilities and Shareholders’ Equity	2007 ThU.S.$	2008 ThU.S.$

Current liabilities	630,706	682,783
Long-term liabilities	2,523,261	2,480,065
Minority interest	66,623	67,760
Shareholders’ equity	5,413,797	5,623,154

Total liabilities and shareholders’ equity	8,634,387	8,853,762

Total assets increased by 2.5%, or U.S.$219 million, from December 31, 2007 to December 31, 2008. This increase is mainly attributable to an increase in property, plant and equipment, inventories, and prepaid taxes partially offset by a decrease in marketable securities and accounts receivable.

Total liabilities increased by U.S.$9 million from December 31, 2007 to December 31, 2008. This increase is mainly attributable to a net increase in publicly issued bonds and deferred tax partially offset by a decrease in bank obligations.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2007	12/31/2008

Current ratio	3.07	2.86
Acid ratio	1.77	1.45

The liquidity ratio for the current year represents a decrease, due to a higher proportional increase of the current liabilities with respect to the current assets, which in turn is explained by an increase in public obligations and accounts payable and by a decrease in marketable securities and trade accounts receivable, partially offset by an increase in inventories and a decrease in bank obligations.

The decrease in the current acid ratio from 2007 to 2008 is attributable to a proportional increase in liabilities with respect to the current assets, which in turn is explained by higher balances in public obligations and accounts payable, and lower balances of financial investments and trade accounts receivable, offset by a decrease in bank obligations.

Debt indicators	12/31/2007	12/31/2008

Debt to equity ratio	0.58	0.56
Short-term debt to total debt	0.20	0.22
Long-term debt to total debt	0.80	0.78
Financial expenses covered	5.83	4.63

The debt ratio was 0.58 and 0.56 as of December 31, 2007 and December 31, 2008, respectively.

Current liabilities increased modestly from 20% of total liabilities as of December 31, 2007 to 22% of total liabilities as of December 31, 2008. The increase is attributable to a higher proportional increase in current liabilities and a decrease in long-term liabilities, due to an increase in public obligations and current accounts payable, offset by a decrease in bank obligations and other long-term liabilities.

The ratio of financial expenses covered decreased from 5.83 points in 2007 to 4.63 points in 2008. The decrease is attributable to a higher decrease in current profits related to financial expenses.

Operational ratios	12/31/2007	12/31/2008

Inventory turnover	2.79	2.70
Inventory turnover (excluding forests)	4.51	4.17
Inventory permanence (days)	129.01	133.25
Inventory permanence (excluding forests)	79.87	86.37

The ratio of inventory turnover decreased from 2.79% as of December 31, 2007 to 2.70% points as of December 31, 2008. For this reason, the inventory permanence ratio increased during the period ended December 31, 2008, due to a proportionally higher increase in production volume with regard to the increase in sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	12/31/2007 ThU.S.$	12/31/2008 ThU.S.$

Pulp	1,729,860	1,792,966
Sawn timber, cut wood, plywood and fiber panels	1,647,846	1,665,552
Forestry products	81,778	102,084
Other	116,248	128,462

Total operating income	3,575,732	3,689,064

Operating costs	12/31/2007 ThU.S.$	12//31/2008 ThU.S.$

Timber	529,324	542,666
Forestry work	311,896	406,304
Depreciation	238,851	220,993
Other costs	857,969	1,026,329

Total operating costs	1,938,040	2,196,292

Analysis of Operating Income

Operating income includes net income of U.S.$782 million in 2008 compared to U.S.$1,009 million in 2007, a decrease of U.S.$227 million, caused by higher proportional increase in cost of sales and by higher sales and administration expenses, in relation to an increase in operating income.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$188 million in 2008, compared to U.S.$139 million in 2007. The change was primarily caused by an increase in non-operating losses as described in the following table:

Item	Million U.S.$

Other non-operating income	12
Financial expenses	4
Other non-operating expenses	(11)
Foreign currency exchange rate	(61)
Others net	7

Decrease non-operating loss	(49)

The increase in the exchange difference is principally due to a strong appreciation of the dollar against the Chilean peso, the Euro and the Real, currencies in which the Company owns financial investments, prepaid expenses and other accounts receivable.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	12/31/2007	12/31/2008

Equity yield	13.58	8.68
Asset performance ratio	8.46	5.48
Operating asset ratio	12.42	9.06
Income per share (U.S.$)	6.15	4.23
EBITDA *	1,303,310	990,818
Income after tax (ThU.S.$)	692,691	474,506

* Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	1,008,562	782,023
Financial expenses ThU.S.$	(180,771)	(177,006)
Non-operating expenses ThU.S.$	(139,134)	(188,252)

3.	MARKET SITUATION

Pulp

Although during the first half of the year both prices and sales volume of pulp were relatively satisfactory, beginning in the second half of the year prices of this product were affected by the deterioration of the global economy. Especially noteworthy was the fall in prices during the last quarter of 2008, a period in which the CIF price of the Company’s exports of pulp fell approximately 30% relative to the level experienced during the period from January to September.

The internacional crisis has significantly impacted our clients in the paper industry; an industry for which pulp constitutes the primary ingredient. For most of 2008, and especially during the final months of the year, our clients in various markets have faced financial constraints during a period in which the demand for paper, whose consumption is directly related to the level of economic activity, has fallen sharply.

The outlook for pulp, similar to other commodities, depends on the recovery of the global economic environment and is not likely to improve during the majority of 2009 so long as recessionary conditions persist. However, we expect that the substantial comparative advantage in the production of pulp that Arauco possesses with respect to other producers will permit the Company to successfully endure this negative economic cycle.

For the early months of 2009, the Company envisions a relatively complex environment for short-fiber pulp due to the elevated levels of this product in the current global markets. However, it is likely that the market for long-fiber pulp will be more balanced, which should prevent a drop in the price of the product.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The housing and construction market in the United States continued to slump during the final quarter of 2008. The construction of houses continues to fall, reaching a low level of approximately 550,000 houses for the year of 2008, an amount in sharp contrast to the 2 million houses that began construction in 2007. The current levels of construction are the lowest in the last 50 years. Furthermore, there is a significant number of houses that have been built but not sold, a fact that will prevent the sector from recovering until the second half of 2009.

This situation has negatively affected the volume of sales for moldings and wood compared to the previous year. Furthermore, the prices of moldings and wood in the United States have fallen during the final quarter of 2008.

During the final quarter of 2008, there was a significant drop in the demand for forestry products in all markets. This has caused a disminution in the sale prices of all wood products. On the other hand, the fall in the price of oil and lower levels of global production generally have reduced the price of sea freight, yielding a benefit for exports.

Panels

At the close of the fourth quarter of the year, sales for the Panels Division show a decrease of 14.0% in dollars compared to the same period of the previous year. However, the volume of sales has fallen during this quarter by 16.5%. As a result, the receivables for 2008 show an increase of 9.9% compared to 2007. These percentages do not consider the sale of energy nor do they consider other business of the company such as the Central Interconnected System.

During the final quarter of 2008, the sales of plywood (AraucoPly) began to fall as a result of a decrease in both in volume and price. Although this fall has occurred in practically every market, it has been particularly sharp in the United States and Europe. The devaluation of various currencies throughout the world have has forced prices down in order to remain competitive. Furthermore, the devaluation of the Chilean Peso has caused a sharp decrease in the revenue, measured in dollars, for domestic sales.

Sales of moldings in MDF (Truchoice), a product with the lowest demand in North America, showed rather flat growth with a downward trend towards the end of the year. The crisis in the United States housing sector continues to become more acute, negatively affecting the sales of our moldings.

This situation is beginning to significantly affect the demand for panels designed for use by furniture manufacturers such as MDF, Chipboard and Hardboard (which are sold under the Trupan, Faplac and Cholguan brands). The sharp fall in the sales of moldings has forced us to seek alternative markets, such as Asia. The sales of panels in Latin America have maintained their previous levels.

At the production level, the previously discussed factories are operating within the projections.

In the last quarter of 2008, an increasing number of markets were characterized by generally low levels of demand and decreasing price levels. Therefore, the projections for 2009 continue to be adjusted downward.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	ThU.S.$ 12/31/2007	ThU.S.$ 12/31/2008

Operating cash flow	1,003,542	783,408
Cash flow from financing activities	(188,764)	(327,273)
Cash flow from investment activities	(742,694)	(531,191)

Net cash flow for the period	72,084	(75,056)

We had a positive operating cash flow of U.S.$783 million compared to a U.S.$1,004 million for the same period in 2007, resulting from an increase in payments to suppliers and personnel, partially offset by higher revenue for sales.

Cash flow from financing activities at December 31, 2008 was a net expense of U.S.$327 million compared to a net expense of U.S.$189 million for the same period in 2007. This change resulted from a higher debt payment compared with the same period in 2007, partially offset by an increase in public obligations.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2007, due principally to fewer disbursements for permanent purchases in property, plant and equipment.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2008, a relation between fixed rate debts and total consolidated debt of approximately 82,4%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2007 ThU.S.$	2008 ThU.S.$

ASSETS
CURRENT ASSETS:
Cash	37,461	18,631
Time deposits	36,260	72,195
Marketable securities (note 3)	193,509	59,091
Trade accounts receivable (note 4)	587,877	528,254
Notes receivable	4,197	6,688
Other receivables	93,124	57,540
Notes and accounts receivable from related parties (note 18)	11,379	5,475
Inventories (note 5)	754,472	871,433
Recoverable taxes	80,957	133,948
Prepaid expenses	65,600	92,141
Other current assets	70,929	106,774

Total current assets	1,935,765	1,952,170

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	640,135	650,802
Forests	2,867,253	3,046,371
Buildings and other infrastructure	2,090,434	2,118,311
Machinery and equipment	2,963,445	2,988,215
Other	421,055	631,734
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,473,304)	(2,714,619)

Net property, plant and equipment	6,577,787	6,789,583

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	136,996	132,565
Investments in other companies	299	249
Goodwill (note 8)	3,135	3,454
Negative goodwill (note 8)	(92,301)	(87,016)
Long-term receivables	17,099	7,864
Intangibles	840	421
Amortization	(467)	—
Other (note 9)	55,234	54,472

Total other non-current assets	120,835	112,009

Total assets	8,634,387	8,853,762

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet, Continued
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2007 ThU.S.$	2008 ThU.S.$

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	168,352	26,984
Current portion of long-term bank borrowings (note 14)	94,300	171,481
Current portion of bonds (note 12)	34,852	136,279
Current portion of other long term liabilities	521	400
Dividends payable	241	191
Trade accounts payable	220,666	241,122
Notes payable	6,056	5,414
Sundry accounts payable	6,907	3,657
Notes and accounts payable to related companies (note 18)	8,330	9,318
Accrued liabilities (note 13)	52,079	46,038
Withholding taxes	31,268	33,905
Deferred income	4,671	2,628
Deferred taxes	1,844	4,712
Other current liabilities	619	654

Total current liabilities	630,706	682,783

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	410,634	244,800
Bonds (note 12)	1,822,500	1,924,740
Sundry accounts payable	1,851	236
Accrued liabilities	34,155	31,024
Deferred tax liabilities (note 15)	205,935	246,599
Other long-term liabilities	48,186	32,666

Total long-term liabilities	2,523,261	2,480,065

Minority interest (note 23)	66,623	67,760

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,820,426	1,866,854
Provisory Dividends	(108,896)	(100,932)
Retained earnings	2,653,426	3,025,310
Net income for the year	695,665	478,746

Total shareholders’ equity	5,413,797	5,623,154

Total liabilities and shareholders’ equity	8,634,387	8,853,762

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Consolidated Statements of Income
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2007 ThU.S.$	2008 ThU.S.$

OPERATING INCOME:
Sales revenue	3,575,732	3,689,064
Cost of sales	(1,938,040)	(2,196,292)
Gross profit	1,637,692	1,492,772
Administration and selling expenses	(629,130)	(710,749)

Operating income	1,008,562	782,023

NON-OPERATING INCOME:
Interest earned	21,273	21,167
Share of net income of related companies (note 7)	11,889	12,551
Other non-operating income (note 21)	28,380	31,690
Investment loss of related companies	(24)	(460)
Amortization of goodwill (note 8)	(2,911)	(193)
Interest expenses	(180,771)	(164,752)
Other non-operating expenses (note 22)	(28,570)	(39,172)
Price-level restatement (note 1)	(875)	(501)
Foreign currency exchange rate (note 1)	12,475	(48,582)

Non-operating loss	(139,134)	(188,252)

Income before taxes, minority interest and amortization of negative goodwill	869,428	593,771
Income taxes (note 15)	(176,737)	(119,265)
Income before minority interest and amortization of negative goodwill	692,691	474,506
Minority interest (note 23)	(1,078)	(1,055)
Income before amortization of negative goodwill	691,613	473,451
Amortization of negative goodwill (note 8)	4,052	5,295

Net income	695,665	478,746

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Statements of Consolidated Cash Flows
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2007 ThU.S.$	2008 ThU.S.$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	695,665	478,746
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	145	745
Items affecting income not involving the movement of cash:
Depreciation	251,278	233,157
Amortization of intangibles	46	116
Write-offs and provisions	3,919	4,792
Profit from investments accounted for under the equity method	(11,889)	(12,551)
Interest loss of related companies	24	460
Amortization of goodwill	2,911	193
Amortization of negative goodwill	(4,052)	(5,295)
Net price level restatement	875	501
Foreign currency exchange rate	(12,475)	48,582
Others	86,465	140,001
Decrease (Increase) in current assets:
Clients and debtors	(160,933)	(101,635)
Inventory	(10,283)	(124,834)
Other current assets	(49,550)	(59,874)
Increase (Decrease) in current liabilities:
Suppliers and creditors	98,474	179,473
Interest payable	51,621	44,910
Provision for income taxes	39,599	(55,325)
Other current liabilities	21,702	11,246

Net cash flows from operating activities	1,003,542	783,408

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Statements of Consolidated Cash Flows, Continued
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2007 ThU.S.$	2008 ThU.S.$

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	1,177,030	623,625
Loans paid	(1,216,252)	(852,772)
Public liabilities	268,110	202,537
Bonds issue	(130,000)	—
Dividends paid	(284,343)	(300,663)
Other	(3,309)	—

Net cash flow from financing activities	(188,764)	(327,273)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	5,511	1,152
Purchase of property, plant and equipment	(540,791)	(514,858)
Permanent investments	(212,052)	(10,353)
Capitalized interest paid	(704)	(5,259)
Other investments	5,342	(1,873)

Net cash flow from investment activities	(742,694)	(531,191)

Net cash flows from operating, investing and financing activities	72,084	(75,056)

Effect of inflation	10,844	(25,085)

Net decrease in cash and cash equivalents	82,928	(100,141)
Initial balance of cash and cash equivalents	184,302	267,230

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	267,230	167,089

The accompanying notes 1 to 29 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant inter-company transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of December 31, 2007 and 2008 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(a)          Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2008			Total December 31, 2007

Subsidiary company	Direct %	Indirect %	Total %	Total %

Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.98	99.98	99.98
Arauco Colombia S.A. (Colombia)	1.50	98.49	99.99	—
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Florestal Arapoti S.A. (Brazil)	—	79.99	79.99	79.99
Arauco Forest Brazil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	33.71	66.29	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	—	—	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	61.17
Ecoboard S.A. (Argentina)	—	—	—	99.99
Ecoresin S.A. (Argentina)	—	—	—	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	—	—	—	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.43
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	9.97	90.02	99.99	99.99
Inversiones Celco S.L. (Spain)	31.89	68.10	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Forestal Nuestra Señora del Carmen S.A. (Ex - La Señora del Milagro S.R.L.) (Argentina)	10.00	89.99	99.99	99.99
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Paraná S.A. (Brazil)	7.82	92.17	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Lucchese Empreendimientos e Participacoes Ltda.	—	99.99	99.99	—
Leasing Forestal S.A. (Ex -Trupán Argentina S.A.)(Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

          (i)         Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

          (ii)          Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

c)	Price-level restatement and foreign currency exchange rate, continued

(ii) Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31,

December 31, 2007	133.95	7.8%
December 31, 2008	143.45	7.10%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous November 30,

November 30, 2007	133.34	7.4%
November 30, 2008	145.19	8.9%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

           Values for the UF were as follows (historical pesos per UF):

Ch$

December 31, 2007	19,622.66
December 31, 2008	21,452.57

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

c)	Price-level restatement and foreign currency exchange rate, continued

	(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At December 31,
	2007 U.S.$ 1	2008 U.S.$ 1

Chilean peso (Ch$)	496.89	636.45
Euro	0.68	0.70
Argentine peso (Ar$)	3.15	3.44
Brazilian real (R$)	1.77	2.34
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)

Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(2,499)	(1,868)
Property, plant and equipment, net	1,226	409
Inventories	103	649
Other assets and liabilities, net	883	557

Net effect on income	(287)	(253)

Price-level restatement of income statement accounts	(588)	(248)

Credit (charge) to income by CPI	875	(501)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)

Assets restated by foreign currency
Trade accounts receivable	6,927	(15,914)
Other assets	41,720	(123,352)
Liabilities restated by foreign currency
Bank borrowings	(3,242)	6,332
Trade accounts payable	(5,625)	25,303
Dividends payable	(4,910)	17,867
Other liabilities	(22,395)	41,182

Net effect on income from foreign currency	12,475	(48,582)

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investments in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Superintendencia de Valores y Seguros. See note 6.

Property, plant and equipment, excluding forests and land, are depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests that are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Accountants Association of Chile and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$3,231 thousand and U.S.$4,442 thousand for the period ended December 31, 2007 and 2008, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectability on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.
(v)
Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are re-measured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

	•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

	•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

	•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

	•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended December 31, 2008 and 2007, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of December 31, 2008, the Company’s investments in Argentina represented 7.6% of its consolidated assets, compared to 8.1% as of December 31, 2007.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Superintendencia de Valores y Seguros instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no significant changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Mutual fund units	193,509	59,091

Total marketable securities	193,509	59,091

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Trade accounts receivable	599,000	543,239
Allowance for doubtful accounts	(11,123)	(14,985)

Total trade accounts receivable	587,877	528,254

As of December 31, 2007 and 2008, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Finished goods (pulp)	61,700	149,151
Finished goods (timber and panels)	172,350	227,022
Work in progress	22,628	42,789
Saw logs, pulpwood and chips	72,705	46,294
Raw material	80,941	96,710
Forests under exploitation	304,299	267,746
Pending imports	1,441	1,031
Other	38,408	40,690

Total inventories	754,472	871,433

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Buildings and other infrastructure	2,275	2,159
Machinery and equipment	169	139

Total increase in value due to technical revaluation of property, plant and equipment	2,444	2,298

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Depreciation of:
Property, plant and equipment (excluding land and forests)	251,132	233,011
Technical revaluation	146	146

Total	251,278	233,157

          Accumulated depreciation was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,407,907	2,649,076
Technical revaluation	65,397	65,543

Total	2,473,304	2,714,619

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Cost of forests	1,117,769	1,225,963
Commercial valuation increment	1,749,484	1,820,408

Total	2,867,253	3,046,371

7.	INVESTMENTS IN RELATED COMPANIES

a)	Effected Investments

During the period ending on December 31, 2008, the following investments were made:

On December 18, 2008, our subsidiary Alto Paraná S.A. made a contribution of capital to the company Lucchese Empreendimientos e Participacoes Ltda. in the amount of $29 million. As a result, Alto Parana S.A. has a 99.99% interest in the company.

On April 24, 2008, July 18, 2008 and November 14, 2008 Celulosa Arauco y Constitución S.A. made contributions of a capital in Inversiones Puerto Coronel S.A. in the amounts of US$2 million, US$3 million and US$3 million, respectively.

As of March 28, 2008, our subsidiary, Faplac S.A., completed the purchase of 20% participation in Grupo Savitar S.A. for US$2.3 million. This investment generated a lower investment value of US$511,000 and an initial adjustment to the value of the assets of US$1.34 million. In accordance with Circular No. 1.697 of the Chilean Securities Commission, the determination of the fair value of the purchase can eventually change through an analysis of the value of the acquired assets.

During the term ending on December 31, 2007, the following investments were made:

Between October and December of 2007, contributions were made to the subsidiaries Arauco Forest Brasil S.A., Placas do Paraná S.A. and Arauco Florestal S.A. for a total of US$235,804 thousand, primarily to finance the purchase of the Stora Enso group of businesses, producing a US$10,479 thousand increase in the value of operations (note 11).

The acquired corporations indicated in item f) were as follows:

i) The subsidiary Arauco Internacional S.A. has an 80% controlling interest in Stora Enso Arapoti Empreendimientos Agrícolas S.A. (now Arauco Florestal Arapoti S.A.).

ii) The subsidiary Placas do Paraná S.A. acquired 20% of the capital stock of Stora Enso Arapoti Industria de Papel S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

iii) The subsidiary Placas do Paraná S.A. incorporated 100% of the company Stora Enso Arapoti Serraria Ltda.

b)	Received dividends

At the end of each financial year we received the following dividends:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Puerto de Lirquén S.A.	1,943	2,099
Dynea Brasil S.A.	4,436	3,698

Total	6,379	5,797

c)	Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

d)	Investments in Brazil

On September 27, 2007, our negotiations with Stora Enso Oyj, of Switzerland and Finland, concluded successfully, incorporating into our acquisitions the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

A summary of the agreements reached and subscribed are as follows:

a)

Our Brazilian subsidiary Arauco Florestal S.A. acquired 80% of the shares of Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucalyptus in the town of Arapoti, Paraná, Brazil;

b)

Our Brazilian subsidiary Placas do Paraná S.A. acquired 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil;

c)

Our Brazilian subsidiary Placas do Paraná S.A. acquired 100% of the shares or rights in Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, also in Arapoti, Paraná, Brazil.

The structure of the purchase and sale involved the payout on behalf of the purchasing companies of US$208,000,000, which was financed through the subsidiary’s own resources and bank credits contracted by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements December 31, 2008 Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

e)	Others

On January 1st, 2007 Norwood S.A. was merged into the subsidiary Aserraderos Arauco S.A.

f)	The investments in related companies at each year-end were as follows:

	Percentage Participation		As of December 31, Investment Value		Net income of investee
	2007%	2008%	2007 ThU.S.$	2008 ThU.S.$	2007 ThU.S.$	2008 ThU.S.$

Puerto de Lirquén S.A.	20.14	20.14	28,288	24,919	3,541	2,531
Inversiones Puerto Coronel S.A.	50.00	50.00	16,553	25,741	1,808	1,188
Servicios Corporativos Sercor S.A.	20.00	20.00	1,426	953	(24)	(259)
Eka Chile S.A.	50.00	50.00	31,488	28,369	2,168	1,598
Dynea Brasil S.A.	50.00	50.00	18,547	17,170	3,991	2,538
Genómica Forestal S.A.	25.00	25.00	2	8	—	6
Stora Enso Arapoti Industria de Papel S.A.	20.00	20.00	40,692	33,764	381	4,690
Savitar	0.00	20.00	—	1,641	—	(201)

Total			136,996	132,565	11,865	12,091

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill as of each year-end was as follows:

	As of December 31,

	2007		2008

	Amortization for the year ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the year ThU.S.$	Balance of goodwill ThU.S.$

Eka Chile S.A.	2,421	—	—	—
Southwoods-Arauco Lumber L.L.C.	300	—	—	—
Forestal Los Lagos S.A.	70	685	62	623
Norwood S.A.	15	278	15	263
Forestal Nuestra Señora del Carmen S.A. (ex - La Señora del Milagro S.R.L.)	105	2,172	116	2,057
Savitar	—	—	—	511

Total goodwill	2,911	3,135	193	3,454

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL, continued

b)	Negative goodwill as of each year-end was as follows:

	As of December 31,

	2007		2008

	Amortization for the year ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the year ThU.S.$	Balance of negative goodwill ThU.S.$

Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	4,021	55,417	4,169	51,258
Ecoresin S.A.	20	301	21	280
Ecoboard S.A.	11	104	11	93
Arauco Florestal Arapoti S.A. (*)	—	36,479	1,094	35,385

Total negative goodwill	4,052	92,301	5,295	87,016

(*) Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31,
	2007	2008
	ThU.S.$	ThU.S.$

Recoverable taxes	20,756	4,433
Bond issue expenses	10,121	10,030
Discounts on bond issues	4,307	13,839
Forestry roads	16,530	21,169
Other	3,520	5,001

Total other non-current assets	55,234	54,472

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of year-end were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Total outstanding	168,352	26,984
Principal outstanding	167,324	26,519
Weighted average annual interest rate	5.41	7.24

          Current bank borrowings were denominated as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Obligations in foreign currency	168,028	26,980
Obligations in local currency	324	4

Total current bank borrowings	168,352	26,984

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Current portion of bonds	34,852	136,279
Current portion of other long-term liabilities	521	400
Trade accounts payable	220,666	241,122
Accounts and notes payable to related parties	8,330	9,318
Current provisions	52,079	46,038
Sundry accounts payable and other liabilities	51,606	51,161

Total	368,054	484,318

(b)	The percentages of these obligations in foreign and local currency, were as follows at year-end:

	As of December 31,
	2007%	2008%

Foreign currency	60.96	66.54
Local currency	39.04	33.46

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had five series of Yankee Bonds and one series of bonds sold pursuant to Rule 144A (the “Rule 144A Bonds”) outstanding as of December 31, 2008.

The balances of the bonds were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Current
Yankee Bonds 2nd Issue	4,834	104,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,915	8,915
Yankee Bonds 5th Issue	7,303	7,303
Yankee Bonds 6th Issue	4,047	4,047
Rule 144 A Bonds	1,004	1,004
Barau E	—	226
Barau F	—	1,201

Total current (including accrued interest)	34,852	136,279

Long-term
Yankee Bonds 2nd Issue	225,000	125,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	370,000	370,000
Rule 144A Bonds	270,000	270,000
Barau E	—	33,707
Barau F	—	168,533

Total long-term	1,822,500	1,924,740

Less total accrued interest	34,852	136,279

Total principal outstanding	1,822,500	2,024,740

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue	Barau – E Barau - F

Issue date	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007	Nov. 6,2008

Authorized Amount (nominal)	12 years ThU.S.$100,000 20 years ThU.S.$125,000	10 years ThU.S.$300,000	10 years ThU.S.$400,000	10 years ThU.S.$300,000	10 years ThU.S.$400,000	10 years ThU.S.$270,000	6 years U.F. 10.000.000 21 years U.F. 10.000.000

Authorized Amount	12 years ThU.S.$ 100,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 yearsThU.S.$ 300,000	10 years ThU.S.$ 370,000	10 years ThU.S.$ 270,000	6 years U.F. 1.000.000
(outstanding)	20 years ThU.S.$ 125,000						21 years U.F. 5.000.000

Issue amount	12 yearsThU.S.$ 100,000	10 yearsThU.S.$ 300,000	10 yearsThU.S.$ 400,000	10 yearsThU.S.$ 300,000	10 yearsThU.S.$ 400,000	10 yearsThU.S.$ 270,000	6 yearsU.F. 1.000.000
	20 years ThU.S.$ 125,000						21 years U.F. 5.000.000

Amounts Authorized but not issued	—	—	—	—	—	—	U.F. 4.000.000

Principal Repayment	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015	June 2017	Barau-E October 2014 Barau-F October 2029

Interest rate (excluding effects of any interest rate swap)	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%	6.375%	Barau-E 3.961% Barau-F 4.206%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

          As of December 2008, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$

2009	136,279
2010	270,500
2011	387,000
2012	11,236
2013	311,236
2014	11,236
2015	370,000
2017	395,000
2019	15,321
2020	15,321
2021 and thereafter	137,890

2,061,019

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Accrual for staff vacations	14,141	12,446
Standby letters of credit	516	319
Staff severance indemnities	2,478	2,172
Selling and other transportation costs provisions	4,956	1,878
Electrical expense provision	3,388	1,533
Staff salary and benefits	4,768	5,026
Forestry activity expenses	2,205	3,661
Pending monthly provisional payments	10,150	6,367
Services and fees provision	—	1,625
Provision for trials	2,320	3,753
Other current liabilities	7,157	7,258

Total accrued liabilities	52,079	46,038

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Balance at beginning of year	24,080	30,362
Provision during the year	7,057	(863)
Payments during the yaer	(775)	(1,888)

Balance as of year-end	30,362	27,611

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Shown in the balance sheet as:
Current	2,478	2,172
Long-term	27,884	25,439

Total	30,362	27,611

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

		As of December 31, 2007		As of December 31, 2008
		Long-term	Short-term	Long-term	Short-term
		Portion	Portion	Portion	Portion
Bank or financial institution	Denomination	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Tesoro Argentino (1)	U.S.$	—	847	—	—
Citigroup (Revolving Facility) (2)	U.S.$	160,000	81,458	—	160,378
Santander Overseas Bank Inc. (3)	U.S.$	7,200	2,685	4,800	2,531
BBVA New York (4)	U.S.$	240,000	2,051	1,026
Banco Alfa	R$	107	118	240,000	82
Banco Safra	R$	54	137	—	41
Banco Sampo	U.S.$	3,273	3,287	—	3,278
Banco ABN	U.S.$	—	980	—	—
Banco Do Brasil	R$	—	2,737	—	4,145

Total long-term bank borrowings		410,634	94,300	244,800	171,481

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 31, 2007 and 2008 were 5.80% and 2.25%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on December 31, 2007 and 2008 was 4.65% and 1.81%, respectively.

(1)

Arauco has a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was U.S.$13 million, payable to Banco Nacional de Desarrollo, and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note is due in annual installments with final payment due in 2008. Interest is payable semi-annually in arrears.

(2)

On August 3, 2004, the Company obtained a syndicated loan of U.S.$240 million with a group of banks led by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The syndicated loan is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes. The term of the syndicated loan is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)

The subsidiary Forestal Los Lagos S.A. obtained a U.S.$12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(5)

On September 27, 2007, the Company entered into two syndicated loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$150 million and U.S.$90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

(b)	Debt distribution

As of December 31, 2007 and 2008, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c)	Maturity of long-term bank borrowings

As of December 31, 2008, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$

2010	4,800
2011	24,000
2012	48,000
2013	48,000
2014 and thereafter	120,000

Total	244,800

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$133,885 thousand and U.S.$92,733 thousand for the years ended December 31, 2007 and 2008, respectively. Furthermore, Arauco established provisions for U.S.$279 thousand as of December 31, 2007 and U.S.$72 thousand as of December 31, 2008, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Income tax	(133,885)	(92,733)
Adjustment to prior year’s tax expense	6,292	3,114
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(279)	(72)
Deferred income tax	(51,623)	(42,591)
Tributary benefit for tributary losses	1,648	7,226
Amortization of complementary accounts	(469)	(575)
Other charges and credits to the account	1,579	6,366

Total Income Tax	(176,737)	(119,265)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2008 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$

Balance as of December 31, 2007	13,756	—	2,817
Balance as of December 31, 2008	391,284	16,786	79,377

Total	405,040	16,786	82,194

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of December 31, 2007 and 2008 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of December 31, 2007

	Deferred tax assets		Deferred tax liabilities

	Current	Long term	Current	Long term
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Allowance for doubtful accounts	2,913	335	—	—
Deferred revenues	287	59	—	—
Accrual for staff vacations	2,015	—	—	—
Production costs	—	—	10,539	—
Capitalized expenses	—	—	10,144	21,418
Value difference and property, plant and equipment depreciation	—	—	477	203,542
Staff severance indemnities	3,582	1,498	—	—
Debt issue and project expenses	—	—	—	4,476
Obsolescence reserve	1,008	—	—	—
Accrual for contingencies	658	1,371	—	—
Tax loss carry-forwards	2,719	29,733	—	—
Property, plant and equipment valuation	—	560	—	14,950
Other	7,099	574	928	2,194
Leasing assets	611	790	1,619	648
Sales provision	2,832	—	135	—
Inventories value	993	83	—	—

Total	24,717	35,003	23,842	247,228
Complementary accounts, net of accumulated amortization (1)	(2,719)	(49)	—	(6,339)

Total	21,998	34,954	23,842	240,889

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2008

	Deferred tax assets		Deferred tax liabilities

	Current	Long term	Current	Long term
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Allowance for doubtful accounts	3,785	335	—	—
Deferred revenues	1,004	49	—	—
Accrual for staff vacations	1,862	—	—	—
Production costs	—	—	16,565	—
Capitalized expenses	—	—	11,328	23,819
Value difference and property, plant and equipment depreciation	—	—	453	224,706
Staff severance indemnities	3,388	1,543	—	—
Debt issue and project expenses	—	—	—	3,922
Obsolescence reserve	2,419	83	—	—
Accrual for contingencies	1,314	1,275	—	—
Tax loss carry-forwards	2,799	31,649	—	—
Property, plant and equipment valuation	—	—	—	33,427
Other	8,893	491	795	2,169
Leasing assets	237	723	1,258	432
Sales provision	2,705	—	—	—

Total	28,406	36,148	30,399	288,475

Complementary accounts, net of accumulated amortization (1)	(2,719)	(11)	—	(5,739)

Total	25,687	36,137	30,399	282,736

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$100 thousand during the period ending December 31, 2007 and received forestry grants of U.S.$145 thousand during the period ending December 31, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

		At December 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Assets
Current Assets:
Cash and banks	U.S.$	7,370	5,718
Cash and banks	Ch$	3,109	937
Cash and banks	Ar$	14,058	3,284
Cash and banks	R$	2,752	1,363
Cash and banks	Euro	6,095	3,929
Cash and banks	Mx$	1,647	1,758
Cash and banks	Other currencies	2,430	1,642
Time deposits and marketable securities	U.S.$	134,731	46,650
Time deposits and marketable securities	Ch$	1,076	60
Time deposits and marketable securities	R$	26,913	67,316
Time deposits and marketable securities	Euro	67,043	17,237
Time deposits and marketable securities	Ar$	6	23
Trade accounts receivable	U.S.$	468,916	413,522
Trade accounts receivable	Ch$	56,693	49,602
Trade accounts receivable	Ar$	10,397	7,758
Trade accounts receivable	R$	27,449	16,900
Trade accounts receivable	Euro	11,313	30,257
Trade accounts receivable	Mx$	8,209	3,360
Trade accounts receivable	Other currencies	4,900	6,855
Other accounts receivable	U.S.$	32,391	27,882
Other accounts receivable	Ch$	41,221	27,393
Other accounts receivable	Ar$	18,902	8,724
Other accounts receivable	R$	11,231	3,513
Other accounts receivable	Euro	4,007	247
Other accounts receivable	Mx$	630	1,758
Other accounts receivable	Other currencies	318	186
Inventories	U.S.$	693,740	853,297
Inventories	Ch$	60,732	18,136
Other current assets	U.S.$	67,400	159,717
Other current assets	Ch$	106,162	138,466
Other current assets	Ar$	36,199	15,072
Other current assets	R$	6,280	10,843
Other current assets	Mx$	1,321	4,702
Other current assets	Euro	85	137
Other current assets	Other currencies	39	3,926

Total current assets		1,935,765	1,952,170

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	6,560,873	6,784,600
Property, plant and equipment	Ch$	16,914	4,983
Other assets	U.S.$	83,132	88,327
Other assets	Ch$	15,852	17,256
Other assets	Ar$	20,676	4,251
Other assets	R$	1,130	2,122
Other assets	Mx$	45	53

Total property, plant and equipment and other assets		6,698,622	6,901,592

Total assets		8,634,387	8,853,762

		At December 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Liabilities
Current liabilities:
Current bank borrowings	U.S.$	168,028	26,890
Current bank borrowings	Ch$	324	94
Current portion of long-term bank borrowings	U.S.$	91,308	167,213
Current portion of long-term bank borrowings	R$	2,992	4,268
Current portion of bonds	U.S.$	34,852	134,852
Current portion of bonds	Ch$	—	1,427
Notes and trade accounts payable	U.S.$	113,633	103,482
Notes and trade accounts payable	Ch$	97,493	124,482
Notes and trade accounts payable	Euro	7,731	9,405
Notes and trade accounts payable	Mx$	1,069	1,851
Notes and trade accounts payable	Other currencies	911	1,287
Notes and trade accounts payable	R$	6,429	5,892
Notes and trade accounts payable	Ar$	7,786	9,455
Other current liabilities	U.S.$	16,399	15,583
Other current liabilities	Ch$	46,205	36,131
Other current liabilities	Euro	108	98
Other current liabilities	Other currencies	67	197
Other current liabilities	R$	22,965	19,438
Other current liabilities	Ar$	11,228	17,458
Other current liabilities	Mx$	1,178	3,280

Total current liabilities		630,706	682,783

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Long-term liabilities:
Long-term bank borrowings	U.S.$	410,473	244,800
Long-term bank borrowings	R$	161	—
Bonds	U.S.$	1,822,500	1,722,500
Bonds	Ch$	—	202,240
Other long-term liabilities	U.S.$	45,107	30,548
Other long-term liabilities	Ch$	150,210	205,828
Other long-term liabilities	Other currencies	2	14
Other long-term liabilities	R$	66,682	39,370
Other long-term liabilities	Ar$	28,126	34,765

Total long-term liabilities		2,523,261	2,480,065

Total liabilities		3,153,967	3,162,848

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of December 31,
		2007	2008
Company	Relationship	ThU.S.$	ThU.S.$	Transaction

(a) Current assets
Eka Chile S.A.	Affiliate	915	—	Accounts receivable
CMPC Maderas S.A.	Indirect	24	32	Accounts receivable
Dynea S.A.	Indirect	101	—	Accounts receivable
Stora Enso Arapoti Industria de Papel S.A.	Affiliate	9,778	643	Accounts receivable
Forestal del Sur S.A.	Indirect	561	3,947	Accounts receivable
Forestal Mininco S.A.	Indirect	—	824	Accounts receivable
Cía. Puerto de Coronel S.A.	Affiliate	—	29	Accounts receivable

Total current assets		11,379	5,475

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	6,011	3,233	Accounts payable
Puerto de Lirquén S.A.	Affiliate	737	1,488	Accounts payable
Abastible S.A.	Indirect	244	132	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	4	3	Accounts payable
Sigma S.A.	Indirect	4	—	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	459	—	Accounts payable
Fundación Educacional Arauco	Affiliate	645	105	Accounts payable
Codelco Chile	Indirect	1	5	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	214	216	Accounts payable
Entel S.A.	Indirect	9	12	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	2	4	Accounts payable
Eka Chile S.A.	Affiliate	—	3,951	Accounts payable
Genómica Forestal S.A.	Affiliate	—	169	Accounts payable

Total current liabilities		8,330	9,318

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the years ended December 31, 2007 and 2008, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

		Purchases (sales) Year ended December 31,
		2007	2008
		ThU.S.$	ThU.S.$

(a)	Compañía de Petróleos de Chile Copec S.A.:
	Purchases of fuel	83,044	121,436
(b)	Puerto de Lirquén S.A.:
	Port services	8,942	8,855
(c)	Abastible S.A.:
	Purchases of fuel	3,701	4,175
(d)	Cía. Puerto de Coronel S.A:
	Stockpiling services	5,554	3,156
(e)	Portaluppi, Guzmán y Bezanilla Abogados:
	Legal advice	1,384	1,443
(f)	Eka Chile S.A.:
	Purchase of sodium chlorate	52,205	99,465
	Electricity sale	(34,104)	(66,166)
(g)	Forestal del Sur S.A.:
	Purchase of wood and timber	1,723	1,461
	Sales of chips	(8,500)	(3,553)
	Other purchases	206	543
(h)	CMPC Celulosa S.A.:
	Sales timber	(784)	(368)
i)	Cía. Sud Americana de Vapores S.A.:
	Freight services	10,580	7,778
(j)	CMPC Maderas S.A.:
	Purchase timber	714	327
(k)	Dynea Brasil S.A.:
	Purchase of chemical products	29,602	41,457
	Purchase of melamine paper	15,695	20,961
	Services	(425)	(456)
	Other sales	(493)	(523)
(l)	Sodimac S.A.:
	Sales timber	(57,578)	(54,938)
(m)	Codelco Chile S.A.:
	Purchase of materials	384	1,742
(n)	Colbún S.A.:
	Electricity sale	(13,055)	(4,080)
(o)	Stora Enso Arapoti Industria de Papel:
	Sales timber	(802)	(9,315)
(p)	Empresas Copec S.A.:
	Managing services	235	272
(q)	Cenelca S.A.:
	Purchase of electricity	411	—
(r)	Copec Móbil Ltda.:
	Oil purchase	283	1,945

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

		Purchases (sales) Year ended December 31,
		2007	2008
		ThU.S.$	ThU.S.$

(s)	Forestal Mininco S.A.:
	Sales timber	(91)	(2,471)

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9, 2007 for the amount of US$270,000,000 due in June 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)

Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$59,718 at December 31, 2008) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)

Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$59 thousand as of December 31, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, who by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units.

However, the Health Service of Valdivia, (currently the Sanitary Authority), commenced a proceeding challenging the ruling, which was decided by the Supreme Court, on January 8, 2009. The Supreme Court rejected the appeal, ruling that the reduced fine imposed by the Appeals Court of Valdivia was duly enforceable.

3)

Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$53 thousand as of December 31, 2008), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)

Through a resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$59 thousand as of December 31, 2008), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)

Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$83 thousand as of December 31, 2008). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05.

6)

Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$142 thousand at December 31, 2008). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

7)

Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these events.

8)

On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

9)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$284 thousand at December 31, 2008). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)

On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco.

11)

As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)

On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$59 thousand at December 31, 2008).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)

On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals.

Finally, on October 17, 2008, the National Environmental Commission resolved to partially accept the appeal, striking a balance between certain observations of the citizenry and the rights of Arauco.

2)

On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción that was heard on September 5, 2008. Nevertheless, the Health SEREMI filed an appeal against the ruling of first instance, but this was declared void because of the plantiffs’ failure to appear. By virtue of this, the ruling in favor of the Company remained in force.

Notwithstanding the foregoing, on January 22, 2009, the State Defense Council requested that the court order a consultation proceeding, and as a result, the original complaints were elevated the Court of Appeals of Concepción for further review.

3)

At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals.

Finally, on October 17, 2008, the National Environmental Comission resolved to partially accept the appeal, striking a balance between certain observations of the citizenry and the rights of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)

On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these matters.

5)

According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

6)

On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The investigation was carried out by the Prosecutor’s Office of Quirihue, which, on September 12, 2008 requested the dismissal of the case, which was awarded by the Court of Guarantees of Quirihue on October 20, 2008. That ruling has been executed.

7)

As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

The complaints request that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item 2) above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting that they be rejected for lack of merit. The matter is currently proceeding.

We are not in a position to predict the obligations that would accrue for the Company in the event that the court grants relief as requested in the above mentioned lawsuits.

8)

On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item 2) above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item 2) above.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and answered the complaint claiming that they are invalid for failure to state a claim. The matter is currently proceeding.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

We are not in a position to predict the obligations that would accrue for the Company in the event that the court grants relief as requested in the abovementioned lawsuits.

9)

On June 9, 2008, the Company was notified of a complaint brought by Mr. Ramon Patricio Valverde Prats, in representation of Mr. Juan Carlos Rozas Alvarado, against Echeverría Izquierdo Montajes Industriales S.A., Mr. Rozas’s former employer, and the Company.

The complaint requests that Mr. Rozas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item 2) above.

Once the Company was notified, it challenged the complaint on the basis of a lack of jurisdiction and answered the complaint by requesting its dismissal for failure to state a claim. The matter is currently proceeding.

10)

On October 16, 2008 the Regional Secretary of the Ministry of Health, Office of Ñuble, initiated a sanitary proceeding relating to a Company worker who was stripping a truck that belonged to a subcontractor of the Company. The representative of Celulosa Arauco y Constitución S.A. was summoned to appear before the relevant authorities on October 20, 2008, the date on which they presented the corresponding charges.

11)

On December 23, 2008, the Company was notified about the initiation of an investigation of a fatal labor-related accident that occurred on that date in Coelemu. The investigation was of a collapse which occurred while work was being done on the pipe that carries the excess industrial liquids from the Nueva Aldea Plant to the ocean. This accident resulted in the death of don Gerardo Roa Herrera (RIP), who was employed as a laborer for the contractor Ingelec Limitada.

12)

On January 21, 2009, the Company was notified about the initiation of an investigation of a serious accident that occurred on that date at the facilities of the Nueva Aldea Plant, located in Ránquil, Eight Region. The investigation involved an accident that occurred while personnel of the contractor Simaco Ltda. were providing services to the Company under the “work sold” model, which included the assembly of the housing of the chipping machine in Line 2 of the plant. As a result of the failure of the support of the structure, the laborer Mr. Jaime Arrepol Cisterna, an employee of the abovementioned contractor, was struck in the face, resulting in a fractured jaw.

On January 29, 2009, the Company presented the information required by the investigation being conducted as of the day of the accident by SEREMI, Oficina Provincial Ñuble.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)

On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

2)

Through Inspection Act No. 1118, dated June 6, 2008, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the delivery by the Company of reports related to TRS gases.

On June 17, 2008, the Company presented its responses and the matter is pending resolution.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)

The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

2)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1000 UTM (US$66 thousand at December 31, 2008) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and matter is currently pending resolution. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)

Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$71 thousand as of December 31, 2008) for not following the applicable emission norms and with a fine of 1,000 UTA (US$710 thousand as of December 31, 2008) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

4)

The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1). The investigation is still pending.

5)

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

6)

On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 322-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007. On May 16, 2008, the suspension was lifted and the matter is currently pending resolution.

7)

On April 8, 2008 through Resolution Nº 1340, the Superintendence of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the Company formulated the evidence to refute the charges and requested the establishment of a probation period. On October 13, 2008, the Superintendence of Sanitary Services resolved to void the sanction proceeding and closed the related administrative file.

8)

Through Inspection Act No. 1160, dated August 3, 2007, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the Company’s procedure for transporting dangerous waste.

On August 16, 2007, the Company presented its responses and the matter is pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

9)

On February 5, 2009, the Company was notified about the initiation of an investigation of a fatal labor-related accident that occurred on that date in Licantén. The investigation was of an accident that occurred while workers were cleaning the area adjacent to the pipe at the mouth of the Mataquito River. This accident resulted in the death of Mr. Ramón Luis Arriagada Riquelme (RIP), who was employed as a laborer for the contractor Mr. Mario Francisco Segura Caballero.

The Company must present the required information for the above mentioned accident at a hearing to be held on February 10, 2009.

10)

In relation to the accident referred to in letter E.9 above, on February 6, 2009, pursuant to the Requirement of Documentation and Citation Act, and by virtue of that which is provided in Article 31 of the DFL No. 2 of 1967 (Ley Orgánica de la Dirección del Trabajo), the Labor Inspection requires that the Company provide the information required by the above mentioned act to the panel that will preside at the abovementioned hearing.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

a)

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$63,255 thousand (U.S.$99 thousand) and have been recorded in the consolidated financial statements.

b)

On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. of the commencement of an administrative process (“court-initiated proceedings”), where the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and pre-canceled in 2007 for a sum of US$250 million are being questioned.

On December 14, 2007, the AFIP notified Alto Paraná S.A. (APSA) that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of US$48,381 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the applicable norm and the existing judicial precedents, the Company believes that there is strong basis for its position and that it is justified in pursuing a favorable determination of this claim. For such reasons we have not included a provision for this concept.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

On July 18, 2008, within the course of this action and in reference to the payments of taxes at issue before the Tax Court, relief was sought from the National Tax Court by requesting that APSA submit payment of MUS$3,026 to cover the Income Tax debt. On August 14, 2008, in dispute of the court’s Resolution, APSA filed an appeal seeking a ruling that the imposition of this tax was unreasonable. In the same motion, APSA argued that the payment of MUS$473, which was counted as Other Current Credits, was the amount that should have been accounted for as Income Tax. On September 1, 2008, the Court rejected this appeal.

On September 10, 2008, APSA filed a request to be heard by the National Court of Appeals in the Contencioso Administrativo Federal, which has been granted. Once this court hears the case, it will eventually be elevated to the National Supreme Court. In the opinion of the Company’s lawyers, the outlook of the case is favorable.

c)

On November 28, 2008, APSA and its directors were notified of Resolution 212, made by the Central Bank of the Republic of Argentina (CBRA) on November 19, 2008. Pursuant to said resolution, the CBRA provided instruction Sumario No. 3991, which questions the timely settlement of foreign currency exchange for payment of exports.

On December 10, 2008, APSA requested that the CBRA approve an extension of 20 business days for responding to the notice.

On December 30, 2008, el CBRA granted an extension of 15 business days, which means that APSA must respond to the notice prior to February 5, 2009.

At the date of issuance of the current financial statements and attentive to the state of these preliminary proceedings, the legal advisors of the Company cannot predict the result of the above summary. For this reason, there is no provision for contingencies regarding this issue.

As of December 31, 2008, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

a)

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of December 31, 2008.

b)

An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the years ended December 31, 2007 and 2008 are as follows:

December 31, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Year ThU.S.$	Total ThU.S.$

Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	(260,231)	89,758	—	(170,473)
Forestry reserve	—	—	178,399	—	—	—	178,399
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(1,645)	—	—	—	(1,645)
Conversion adjustment related to subsidiaries	—	—	11,936	—	—	—	11,936
Adjustment of previous year related to affiliate	—	—	—	(553)	—	—	(553)
Adjustment of previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Provisory dividends	—	—	—	—	(108,896)	—	(108,896)
Net income for the year	—	—	—	—	—	695,665	695,665

Balance As of December 31, 2007	347,551	5,625	1,820,426	2,653,426	(108,896)	695,665	5,413,797

December 31, 2008	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Year ThU.S.$	Total ThU.S.$

Balance as of December 31, 2007	347,551	5,625	1,820,426	2,653,426	(108,896)	695,665	5,413,797
Prior year income allocation	—	—	—	695,665	—	(695,665)	—
Dividend paid	—	—	—	(323,781)	108,896	—	(214,885)
Forestry reserve	—	—	72,981	—	—	—	72,981
Forestry reserve of consolidated subsidiaries	—	—	(2,057)	—	—	—	(2,057)
Conversion adjustment related to subsidiaries	—	—	(24,496)	—	—	—	(24,496)
Interim dividends	—	—	—	—	(100,932)	—	(100,932)
Net income for the year	—	—	—	—	—	478,746	478,746

Balance as of December 31, 2008	347,551	5,625	1,866,854	3,025,310	(100,932)	478,746	5,623,154

The number of shares authorized, issued and outstanding as of December 31, 2007 and 2008 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Income for sale of Carbon Bond	8,652	6,342
Indemnity for forests acquired	2,556	—
Reimbursement of customs duties	5,378	5,592
Rental income	776	2,287
Insurance recoveries	1,500	8,648
Sale of materials and others	344	—
Utility other sales	869	958
Provision excess previous year	2,155	835
Other income	6,150	7,028

Total other non-operating income	28,380	31,690

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Other depreciation and amortization	737	905
Write-off of damaged forest	2,515	2,219
Project expenses	3,046	2,195
Provision for uncollectible accounts receivable	246	5,239
Legal expenses	1,252	2,827
Taxes	6,747	3,773
Write-off of inventory	3,004	—
Fine, readjustment and interests	1,030	110
Indemnities	1,548	4,721
Plant set up expenses	1,643	—
Sawmills closing expenses	—	11,067
Loss in fix assets sales	145	745
Other expenses	6,657	5,371

Total other non-operating expenses	28,570	39,172

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Alto Paraná S.A.	143	137
Forestal Arauco S.A.	1,996	2,038
Forestal Cholguán S.A.	5,468	5,861
Controladora de Plagas Forestales S.A.	200	169
Forestal Los Lagos S.A.	5,753	6,781
Arauco Florestal Arapoti S.A.	53,063	52,774

Total	66,623	67,760

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of December 31,
	2007 ThU.S.$	2008 ThU.S.$

Alto Paraná S.A.	(12)	4
Forestal Arauco S.A.	(39)	(18)
Forestal Cholguán S.A.	(128)	(106)
Controladora de Plagas Forestales S.A.	14	4
Forestal Los Lagos S.A.	71	67
Flooring S.A.	273	—
Arauco Florestal Arapoti S.A.	(1,257)	(1,006)

Total	(1,078)	(1,055)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the years ended December 31, 2007 and 2008, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)

As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Plant Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

2)

According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the Nueva Aldea Plant of the Company with the purpose of presenting the files referring to an alleged event of odors that occurred on the same date. The matter is pending final resolution.

3)

By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The matter is currently pending.

4)

The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the wood yard and movement of these to such wood yard which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

5)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1,000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007, for which a judicial appeal was filed on October 1st. the appeal is currently pending resolution. The Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)

Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17. However, through resolution 2589 of August 28 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA for not following the applicable emission norms and with a fine of 1,000 UTA for risking the health of the population. This last sanction was appealed before the Court of Santiago and the matter is currently pending resolution.

7)

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. As a result of the above referenced, the Company was summoned to present their discharges in a sanitary proceeding, which they did in July 20, 2007. The matter is pending.

8)

On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción that was heard on September 5, 2008. Nevertheless, the Health SEREMI filed an appeal against the ruling of first instance, but this was declared void because of the plantiffs’ failure to appear. By virtue of this, the ruling in favor of the Company remained in force.

9)

Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 UTM for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

10)

Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$59 thousand as of December 31, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, who by the ruling dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units.

However, the Health Service of Valdivia, (currently the Sanitary Authority), commenced a proceeding challenging the ruling, which was decided by the Supreme Court, on January 8, 2009. The Supreme Court rejected the appeal, ruling that the reduced fine imposed by the Appeals Court of Valdivia was duly enforceable.

11)

Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

12)

Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently in progress.

13)

Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

14)

Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTA. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

15)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company presented a challenge to the decision before the 26th Civil Court of Santiago. The Court rejected the Company’s claim, according to the judgment of September 6, 2007. As a result, the Company appealed the decision, which is still pending resolution.

16)

On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

17)

On April 8, 2008 through Resolution Nº 1340, the Superintendency of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the company formulated the evidence to refute the charges and requested the establishment of a probation period. On October 13, 2008 the Superintendency of Sanitary Services resolved to void the sanctions proceeding and closed the relevant administrative file.

18)

On October 16, 2008 the Regional Secretary of the Ministry of Health, Office of Ñuble, initiated a sanitary proceeding relating to a Company worker who was stripping a truck that belonged to a subcontractor of the Company. The representative of Celulosa Arauco y Constitución S.A. was summoned to appear before the relevant authorities on October 20, 2008, the date on which they presented the corresponding charges.

19)

Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

20)

The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2002. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended December 31, 2007 and 2008 were U.S.$2,530 thousand and U.S.$2,860 thousand respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As December 31,
	2007 ThU.S.$	2008 ThU.S.$

Underwriters commission	5,008	4,028
Stamp tax	3,629	4,945
Repayment of bonds	1,756	1,282
Legal advice	1,648	1,845
Printing costs	73	54
Risk evaluation	281	267
Financial consultancy	262	230
Other	292	235

Total bond issue costs	12,949	12,886

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow

Fixed assets investment project	U.S.$	16,57 million	2009
		2,97 million	2010
		2,97 million	2011
		2,97 million	2012
Pulp Mill investment project	U.S.$	73,46 million	2009
		4,47 million	2010
		6,22 million	2011
		2,87 million	2012
Thermal Plant project	U.S.$	96,16 million	2009
		24,94 million	2010

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended December 31, 2008.

• Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$79.0 million (U.S.$89.9 million in 2007). Estimated future cost: U.S.$46.2 million (U.S.$61.5 million in 2007).

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Plant, the Valdivia Plant and the Constitución Plant. Spent: U.S.$29.6 million (US$43.0 million in 2007). Estimated future cost: US$1.4 million (U.S.$16.4 in 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL, continued

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$9.1 million (U.S.$3.6 million in 2007). Estimated future cost: U.S.$3.7 million (U.S.$0.8 million in 2007).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2008 these subsidiaries paid U.S.$880 thousand (U.S.$537 thousand in 2007) in relation to the system and anticipate that an additional U.S.$1,028 thousand (U.S.$380 thousand in 2007) will be spent.

28.	SUBSEQUENT EVENTS

During a meeting held yesterday, June 24, 2008, the Board of Directors of Celulosa Arauco y Constitución S.A. agreed to register with the Superintendency of Securities and Insurance two lines of local bonds, hereafter the “Lines of Bonds”, for an aggregate amount of 10,000,000 Unidades de Fomento.

The maximum term of the first Line of Bonds shall be 10 years, such that the term for the second Line of Bonds shall be 30 years, both terms to commence on the date on which each respective line is registered in the Securities Registry of the Superintendency of Securities and Insurance.

The Lines of Bonds will not have special guarantees, and the bonds that will be issued and charged to the lines may be placed in the general market, shall be issued to bearer, shall be uncertificated, shall not be convertible into shares of capital stock of the company, and may be denominated in pesos, Unidades de Fomento or United States Dollars.

Once the Lines of Bonds are registered with the Securities Registry, the Board of Directors shall have the responsibility of approving the issuance and the placement of the corresponding bonds.

These Lines of Bonds have been agreed upon in order for the company to have new financing alternatives, with the objective to optimize the financial conditions under the existing credits and to finance the operations of the company.

No other event has occurred since December 31, 2008and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

29.	FUTURE ACCOUNTING CHANGES

As is already publicly known, the country is in the process of developing a plan of convergence in order to adopt the International Financial Reporting Standards (IFRS). In conformity with that which has been established regarding this issue by the Colegio de Contadores de Chile A.G. and by the Chilean Securities Comission, the Company and its subsidiaries must adopt said rules as of the accounting of the fiscal year 2009. As a result, they will initiate certain changes with respect to the equity values as of January 1, 2009 that will affect the determination of the results for all future accountings. Furthremore, for comparative purposes, the financial statements for 2008 will also be presented in accordance with the new rules and therefore may differ from those presented here.

The Company and its subsidiaries have developed a plan for dealing comprehensively with the effects of this change and, as of the date of the release of these financial statements, they are in the process of reviewing and refining the information regarding the estimated effects that will be reflected in future financial statements..

Robinson Tajmuch V.	Matías Domeyko C.
Chief Controller Officer	Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
December 31, 2008
Amounts in thousands of U.S. dollars, except as indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: February 27, 2009	By:	/s/ Matías Domeyko Cassel

	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

Celulosa Arauco y Constitución S.A. in brief

Arauco is a group of industrial, forestry and commercial companies owned by the Chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, consisting mostly of radiata pine and eucalyptus. The company also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.6 million m3 of wood panels, 2.9 million m3 of sawn timber and 463 thousand m3 of remanufactured wood products.

The company’s wide international reach is the result of sustained industrial growth and a significant increase in its product lines which have been the hallmark of Arauco’s growth in recent years.

KEY FIGURES

US$ Millon	Q4 2007	Q3 2008	Q4 2008	Q4/08 vs Q4/07	Q4/08 vs Q3/08	FY 2007	FY 2008	2008 vs 2007

Sales	1,002	975	749	-25.2%	-23.2%	3,576	3,689	3.2%
Gross Profit	423	386	233	-44.8%	-39.4%	1,638	1,493	-8.8%
Operating income	245	200	75	-69.3%	-62.3%	1,009	782	-22.5%
EBITDA (1)	343	286	159	-53.8%	-44.5%	1,360	1,138	-16.3%
Net income	174	130	(6)	-103.3%	-104.4%	696	479	-31.2%
CAPEX	385	143	137	-64.4%	-4.1%	803	525	-34.6%
Net Financial Debt	2,263	2,225	2,337	3.3%	5.0%	2,263	2,337	3.3%
Capitalization (2)	7,944	8,048	8,127	2.3%	1.0%	7,944	8,127	2.3%
EBITDA Margin	34.3%	29.3%	21.2%	-13.1%	-8.2%	38.0%	30.9%	-7.2%
ROCE	10.6%	8.4%	3.0%	-7.5%	-5.3%	10.6%	7.7%	-2.8%

(1) EBITDA = Operating Income + Depreciation + Stumpage

(2) Capitalization = Financial Debt + Equity (includes Forestry Reserve)

Conference Call
February 19, 2009, at 9:30 am Eastern Time (New York)/ 11:30 am Santiago Time
Please dial: +1 (973)935-8893
Participants’ password: 84943687

2	3	7	8	9	10
Summary	Consolidated Income Statement Analysis	Consolidated Balance Sheet Analysis	Key Ratios	Second Quarter Events	Financial Statements

Interim Review | Q408 Results	February 12th, 2009

Summary of Fourth Quarter 2008 Results

Q4 2008 vs. Q4 2007 review:

•

Arauco’s consolidated sales reached US$749 million during the fourth quarter of 2008, a decrease of 25.2% over the US$1,002 million obtained in the fourth quarter of 2007. This decrease in consolidated sales is explained mainly by lower sales in all our product’s lines due to worse market conditions.

•

During the fourth quarter of 2008, consolidated EBITDA reached US$159 million, a 53.8% decrease when compared with the EBITDA reached during the same period of 2007. This decrease was due mainly to a lower EBITDA from the Pulp and Panels Division.

•

Arauco’s Net Consolidated Income for the fourth quarter of 2008 reached a loss of US$6 million, a decrease of 103.3% compared to the US$174 million obtained in the fourth quarter of the previous year. This decrease is the result of a lower Operating Income, together with higher Foreign Exchange Losses.

•

Capital expenditures during the fourth quarter of 2008 reached US$137 million, a 64.4% decrease compared to the US$385 million expended during the fourth quarter of 2007. This lower Capex is the result of a decrease in the Capex of the Forestry Division due to the acquisition of forestry assets to Stora Enso in Brazil during the last quarter of 2007, and a lower Capex coming from the Pulp Division explained by the end of the construction of the Nueva Aldea Pipeline.

Q4 2008 vs. Q3 2008 review:

•

Arauco’s consolidated sales decreased by 23.2% during the fourth quarter of 2008 compared to the US$975 million reached in the third quarter of 2008. This decrease is the result of lower sales of pulp, sawn timber and panels.

•

Arauco’s consolidated EBITDA decreased by 44.5% from the US$286 reached during the third quarter of 2008. This lower EBITDA is explained mainly by a decrease of 81.1%, 17.1% and 28.2% in the EBITDA of the Pulp, Panels and Sawn Timber Divisions respectively, partially offset by an increase of 77.5% in the Forestry’s EBITDA.

•

Net Consolidated Income for the fourth quarter of 2008 decreased by 104.4% compared to the US$130 million obtained during the third quarter of 2008. This decrease in net income was due mainly to a lower Operating Income and by an increase in Foreign Exchange Losses and Interest Expenses.

•	Capital expenditures during the fourth quarter of 2008 reached US$137 million, which was a 4.1% lower than the US$143 million expended during the third quarter of 2008.

Interest Coverage Ratio
(EBITDA/Net Interest)

EBITDA (US$ MM) &
EBITDA Margin (%) by Quarter

Operating Income by Quarter
US$ Million

Capex by Quarter
US$ Million

2

Interim Review | Q408 Results	February 12th, 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco Revenue Summary, Q4 2007 – Q4 2008

Arauco’s consolidated sales for the fourth quarter of 2008 reached US$749 million, a decrease of 25.2% over the US$1,002 million sold during the fourth quarter of 2007 (Figure 1). This decrease in consolidated sales is explained mainly by lower sales in all our product’s lines.

Compared to the US$975 million sold during the third quarter of 2008, consolidated sales were 23.2% lower during the fourth quarter of 2008. This decrease was mainly due to lower sales of pulp, sawn timber and panels, in that order. (Figure 2)

The breakdown of sales by product for the third quarter of 2008 is presented in Figure 3.

Pulp Division Sales

Pulp sales reached US$344 million during the fourth quarter of 2008, a 27.7% decrease compared to the same quarter of the previous year. This decrease is explained mainly by lower average prices and sales volume of 24.3% and 4.5% respectively.

The deterioration in pulp prices and sales volume is due to the economic slowdown that is affecting all commodities, including pulp. The international crisis has affected our clients in the paper industry in moments when the paper demand has severely dropped.

Compared to the US$480 million sold during the third quarter of 2008, pulp sales decreased by 28.4%. This decrease was due mainly to lower average prices of 24.9% and lower sales volume of 4.7%. The decrease in prices is consequence of a reduction in the global demand of market pulp. Our export prices have dropped approximately 30% when compare to the levels of the first nine months.

Global Pulp Markets remain oversupplied despite the production curtailment in some regions. Chinese buyers have been destocking during the past months but some buyers were encouraged to take advantage of low prices, buying additional volumes at the end of the year, which seems to be just a temporary episode.

The perspectives for the pulp market, as with other commodities, depend on the global economic recovery and it can not be ruled out the possibility that this recessive situation will keep during the rest of 2009. However, the substantial comparative cost production advantage that Arauco has respect to other producers, will allow the company to successfully face this negative cycle.

FIG. 1
Sales by Products Q4/2007 - Q4/2008
US$ Million

FIG. 2
Sales by Product Q3/2008 - Q4/2008
US$ Million

Market Pulp Price Performance

3

Interim Review | Q408 Results	February 12th, 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

During the fourth quarter of 2008, sales of sawn timber and remanufactured wood products reached US$143 million, a decrease of 30.6% when compared to the same period in 2007. This negative effect was due mainly to a decrease in sales volume of 20.3%, followed by lower average prices of 12.9%. The main explanation for this contraction is the slowdown that is still affecting the US Housing Industry and the financial crisis that is affecting all markets, which has negatively affected sales volume and prices of sawn timber and moldings due to a lower demand.

Compared to the US$192 million sold during the third quarter of 2008, sawn timber sales decreased by 25.5%. This decrease was due mainly to lower sales volume and average prices of 17.4% and 9.9% respectively.

The US Housing Industry continued with a downward trend during the last quarter of 2008. The construction of houses continued falling, reaching levels of 550,000 houses built per year as of December of 2008, which negatively compares to the 2 million houses initiated 2 years ago. The current levels of construction are the lowest of the last 50 years. There is still an important amount of unsold houses in stock, which will not allow a recovery of this sector in the short term.

However, the fall in the price of oil and the lower global production activity are opening a window for fleet tariffs reductions, generating a positive impact in exporting companies.

FIG. 3
Sales by Product
Fourth Quarter 2008

Panels Division Sales

During the fourth quarter of 2008, sales of panels reached US$208 million, a decrease of 14.0% when compared to the fourth quarter of 2007. This decrease in sales was due mainly to lower sales volume of 16.5%, partially offset by higher average prices of 3.0%. The decrease in sales volume is the result of a lower demand of MDF, PBO and HB that is used in the furniture industry.

Compared to the US$240 million sold during third quarter of 2008, panels sales decreased by 13.2%. This decrease is explained mainly by lower sales volume and average prices of 8.0% and 5.6% respectively, both effects explained by a lower demand in North America and Europe.

During the last quarter of 2008 sales of plywood have started to decline in almost all markets, especially in the US and Europe. The devaluation of some currencies is forcing a reduction in prices in order to be competitive. The US Housing crisis is still present and affecting our sales of MDF mouldings.

Sales of panels in Latin America remain stable; however some markets are starting to show signs of weakness.

Operating Income

Arauco’s Operating Income for the fourth quarter of 2008 reached US$ 75 million, decreasing 69.3% from the US$245 million obtained in the fourth quarter of 2007. This negative effect is explained mainly by lower sales of all our products, which was partially offset by a decrease in cost of sales as a consequence of lower sales volume. Unit costs of pulp were higher during this quarter when compared to the fourth quarter for 2007 due to higher costs of wood and chemicals.

Compared to the US$200 million obtained in the third quarter of 2008, Operating Income decreased by 62.3%. This negative effect is due mainly to lower Consolidated Sales of 23.2%, partially offset by lower unit costs of pulp, resulting from a depreciation of Chilean Peso and lower energy costs. The decrease in Consolidated Sales is the result of lower sales of pulp (-28.4%), sawn timber (-25.5%) and panels (-13.2%).

4

Interim Review | Q408 Results	February 12th, 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS

Net Income

Net Income for the fourth quarter of 2008 reached a loss of US$5.8 million (Figure 4), a decrease of 103.3% compared to the US$174 million of Net Income obtained in the fourth quarter of the previous year. This decrease in Net Income is the result of a 69.3% decrease in Operating Income, together with higher Foreign Exchange Losses produced by the depreciation of the Chilean peso and the Brazilian Real that negatively affected the assets that were registered in those currencies. This negative effect was partially compensated by lower Income Taxes.

Compared to the US$130 million obtained in the third quarter of 2008, Consolidated Net Income decreased by 104.4% (Figure 5). This negative effect in Consolidated Net Income is explained mainly by a 62.3% decrease in Operating Income and by an increase in Foreign Exchange Losses and Interest Expenses of 130.6% and 36.9% respectively. In terms of Interest Expenses, the growth came from a lower capitalization of interests. The depreciation of the Chilean peso also contributed to an increase in Foreign Exchange Losses due to Recoverable Taxes and Sundry Debtors that were registered in this currency.

EBITDA

Consolidated EBITDA for the fourth quarter of 2008 reached US$159 million, a 53.8% decrease when compared to the US$343 million for the same period of 2007 (Figure 6). This decrease is principally due to a lower Pulp and Panel Divisions’ EBITDA, which decreased by 83.8% and 36.5% respectively. In terms of both, pulp and panels, the decrease in the EBITDA is explained mainly by lower sales as a result of a deterioration of the global economy. In contrast, Forestry Division’s EBITDA grew 36.4% explained by an adjustment to market conditions of the transfer prices of wood sold to the other divisions.

FIG. 4
Net Income Q4/2007 - Q4/2008
US$ Million

FIG. 5
Net Income Q3/2008 - Q4/2008
US$ Million

Consolidated EBITDA for this quarter was 44.5% lower than the US$286 million EBITDA for the previous quarter (Figure 7). The explanation for this change is a decrease of 81.1%, 17.1% and 28.2% in the EBITDA of the Pulp, Panels and Sawn Timber Divisions respectively, partially offset by an increase of 77.5% in the Forestry’s EBITDA explained by an adjustment of the transfer prices of wood sold to the other divisions and by lower transportations costs. The lower Pulp Division’s EBITDA is manly due to a strong deterioration of market pulp prices globally, partially offset by a small reduction in the cash cost of pulp due to lower energy costs. In the case of Panels and Sawn Timber, the decrease in EBITDA mainly came from lower sales volume and average prices due to a lower demand in most of the markets.

FIG. 6
EBITDA by Division Q4/2007 - Q4/2008
US$ Million

FIG. 7
EBITDA by Division Q3/2008 - Q4/2008
US$ Million

5

Interim Review | Q408 Results	February 12th, 2009

CONSOLIDATED INCOME STATEMENT ANALYSIS

Production

Compared to the fourth quarter of 2007, production volumes during this quarter increased by 14.4% and 3.4% in pulp and panels respectively and decrease by 20.5% in sawn timber. (Figure 8)

The increase in production of pulp is explained mainly to the normal operation of the Licancel Mill, which was closed during the fourth quarter of 2007; to the operation at full capacity of the Valdivia Mill, which started to increase production from Adt 440,000 to Adt 550,000 in March of 2008; and to a higher production coming from the Nueva Aldea Mill, which was under its annual maintenance process in December of 2007. In the case of panels, the increase came from the operation at full capacity of the second line of plywood in Nueva Aldea, which started operations during the last quarter of 2007.

The sawn timber production decreased during the fourth quarter of 2008 due to the closure of the Arapoti, Lomas Coloradas and Coronel sawmills. The closure of these sawmills is explained mainly by the lower demand of saw timber produced by the global economic recession.

Compared to the previous quarter, production of pulp and sawn timber decreased by 5.4% and 23.5% respectively, and panel’s production remained constant at their normal levels.

The pulp production decreased due to the annual maintenance of the Alto Paraná Mill and Arauco II Mill in October and November of 2008 respectively. In the case of saw timber the decrease is explained by the closure of the Lomas Coloradas Sawmill at the end of the third quarter of 2008 and by a lower production as a consequence of a decrease in the demand coming from most markets.

FIG. 8
Production Volume

6

Interim Review | Q408 Results	February 12th, 2009

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached US$1,935 million as of December 31 2008, a 0.8% increase compared to the fourth quarter of 2007. This growth is the result of an increase in Inventories, but at the same time it is offset by lower Marketable Securities during the last quarter of 2008.

Current Assets decrease by 7.1% during the last quarter of 2008 compared to the US$2,101 million for the third quarter of 2008. The decrease is explained by lover Account Receivables and Marketable Securities.

Fixed Assets reached US$6,790 million as of December 31 2008, a 3.2% increase when compared to the fourth quarter of the previous year. This increase in Fixed Assets was the result of a growth in Forest due to the revaluation that is made every year in December and to an increase in Other Fixed Assets explained mainly by the construction of the Nueva Aldea Pipeline and a cogeneration plant in the Arauco Complex. Compared to the third quarter of 2008, Fixed Assets grew by 3.5%.

FINANCIAL DEBT

	Q4	Q3	Q4
US$ million	2007	2008	2008

Short term Debt	168.4	239.5	27.0
Short-term portion of long-term debt	129.2	296.0	307.8
Long term financial debt	2,233.1	1,969.0	2,169.5

TOTAL FINANCIAL DEBT	2,530.6	2,504.5	2,504.3

Cash & equivalents	267.2	279.4	167.1

NET FINANCIAL DEBT	2,263.4	2,225.0	2,337.2

FIG. 9
Long Term Debt Amortization
US$ Million

Liabilities

Total Current Liabilities reached US$682 million during the fourth quarter of 2008, an increase of 8.26% compared to the US$631 million for the fourth quarter of 2007. This increase is explained mainly by an increase in Short-term portion of Long-term debt resulting from the movement to short-term portion of long term debt of U.S. $100 million of a Yankee Bond that is due in September of 2009, and of U.S. $160 million of a syndicated loan. Compared to the US$890 million for the third quarter of 2008, current liabilities were reduced by 23.3%. This fact is explained mainly by a decrease in short-term debt due to a refinancing through the issuance of a US$200 million bond in the local market in November 2008.

Long Term Liabilities reached US$2,480 million at the end of the fourth quarter of 2008, a decrease of 1.71% compared to the US$2,523 million for the fourth quarter of 2007. This decrease is the result of the movement to short-term portion of long term debt of U.S. $160 million of a syndicated loan, partially offset by an increase in long term bonds after the issuance of the US$200 million Bond.

Compared to the previous quarter, long-term liabilities increased by 9.0% explained by the issuance of the $200 millions Bond in November 2008 in the local market.

Shareholders Equity

Arauco’s Shareholders’ Equity grew 3.9% from US$5.4 billion at the end of the fourth quarter of 2007 to US$5.6 billion at the end of the fourth quarter of 2008. This growth is the result of an increase in Retained Earnings of 5.0% and to a growth of 2.6% in Other Reserves due to the forestry valuation which is adjusted at the end of every year.

Compared to the third quarter of 2008, Shareholders’ Equity increased by 1.5%

7

Interim Review | Q408 Results	February 12th, 2009

Main Financial Ratios of Arauco:

FINANCIAL RATIOS
	Q4/07		Q3/08		Q4/08

Profitability
Gross margin	42.2%		39.5%		31.2%
Operating margin	24.4%		20.5%		10.0%
EBITDA margin	34.3%		29.3%		21.2%
ROA (EBIT / Average Total Assets)	11.8%		9.0%		3.4%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	10.6%		8.4%		3.0%
ROE (Net Income / Average Equity)	13.3%		9.5%		-0.4%

Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	8.6	x	10.1	x	3.9	x
Interest Coverage Ratio (EBITDA / Gross Interest)	7.3	x	8.7	x	3.5	x
Average Net Financial Debt / EBITDA	1.6	x	1.9	x	3.7	x
Total financial debt / Total Capitalization	31.9%		31.1%		30.8%
Net financial debt / Total Capitalization	28.5%		27.6%		28.8%
Total financial debt / Equity	46.7%		45.2%		44.5%
Net financial debt / Equity	41.8%		40.1%		41.6%

Key Exchange Rates for the U.S. Dollar (closing rate)

		Q4/07	Q1/08	Q2/08	Q3/08	Q4/08

CLP	(CLP/USD)	496.9	437.7	526.1	551.3	636.5
ARS	(ARS/USD)	3.15	3.16	3.02	3.13	3.45
BRL	(BRL/USD)	1.78	1.74	1.60	1.91	2.31
EUR	(USD/EUR)	1.46	1.58	1.58	1.41	1.40

8

Interim Review | Q408 Results	February 12th, 2009

Fourth Quarter Events

Arauco issued two local bonds in Chile for 6,000,000 UF (approx. US$ 200 million)

On November 6, 2008, Arauco issued two series of bonds for approximately MMUS$200 in the local market after 17 years being out of this market. The first bond, of 5,000,000 UF (unit of account used in Chile), was issued at 4.82% with a maturity of 21 years and a grace period of 10 years. The spread over the BCU (Chilean Treasury Bond) was 142 basis points. The second bond, of 1,000,000 UF, was issued at 4.66% with a maturity of 6 years and a grace period of 3 years. This bond was issued with a spread over the BCU of 126 basis points.

Both series of bonds received a local rating of AA by Fitch Ratings and Feller-Rate (Strategic Affiliate of Standard & Poor’s).

The transaction was closely followed by the market, other companies and the authorities since it was the first issuance in the local financial market after several weeks of no transactions due to a period of illiquidity in the market. The success of this issuance is the result of the solid financial position and successful business strategy of the company.

Arauco still maintains 4,000,000 UF (approx. US$ 140 million) of the 10,000,000 UF bonds lines that can be issued in the local market.

On December 30, 2008, Arauco decided to shut down the Coelemu Sawmill

The reasons for the decision made by Arauco are the low demand of sawmill products in the United States, resulting from the decrease in the construction of new homes and the high stock of unsold homes, and the financial crisis affecting the main markets. All this has taken a toll on the sales of wood, having great impact on the forestry industry in general. This sawmill had an annual production capacity of 80,000 m3, which represented a 3% of Arauco’s sawmilling capacity.

Arauco will start reporting its financial results under IFRS (International Financial Reporting Standards) in 2009.

Arauco changed its accounting standards to IFRS on January 1st, 2009. The first quarter 2009 results under IFRS have to be presented to the Chilean Securities Commission before May 31st of 2009. The financial statements under IFRS will be presented with a comparison of the previous year and will include additional disclosures.

9

Interim Review | Q408 Results	February 12th, 2009

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q4 2007	Q3 2008	Q4 2008	FY 2007	FY 2008

Net Sales	1,002.1	975.0	749.2	3,575.7	3,689.1
Cost of sales	(578.8)	(589.4)	(515.7)	(1,938.0)	(2,196.3)

Gross profit	423.3	385.5	233.5	1,637.7	1,492.8

Selling and administrative expenses	(178.4)	(186.0)	(158.3)	(629.1)	(710.7)

Operating income	244.9	199.5	75.2	1,008.6	782.0

Interest Income	6.9	4.4	4.5	21.3	21.2
Income on investments in related companies	5.2	(5.4)	6.7	11.9	12.6
Other non operating income	6.7	10.8	10.6	28.4	31.7
Loss on investments in related companies	0.4	(0.0)	0.6	(0.0)	(0.5)
Goodwill Amortization	(0.7)	(0.0)	(0.1)	(2.9)	(0.2)
Interest expense	(46.9)	(32.8)	(44.9)	(180.8)	(164.8)
Other non operating expenses	(9.8)	(6.3)	(17.4)	(28.6)	(39.2)
Price-level restatement	(0.2)	0.3	(0.1)	(0.9)	(0.5)
Foreign exchange gains (losses)	5.0	(19.3)	(44.5)	12.5	(48.6)

Non-operating income	(33.5)	(48.4)	(84.4)	(139.1)	(188.3)

Income before taxes and extraordinary items	211.4	151.1	(9.2)	869.4	593.8
Income taxes	(36.7)	(22.9)	1.7	(176.7)	(119.3)
Extraordinary Items	0.0	0.0	0.0	0.0	0.0
Income before min. interest and negative goodwill amortization	174.7	128.2	(7.5)	692.7	474.5
Minority interest	(1.4)	0.8	0.5	(1.1)	(1.1)
Net income after minority interest	173.3	129.0	(7.0)	691.6	473.5
Negative goodwill amortization	0.9	1.3	1.3	4.1	5.3

Net income for the period	174.2	130.3	(5.8)	695.7	478.7

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

Interim Review | Q408 Results	February 12th, 2009

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	12/31/2007	9/30/2008	12/31/2008

Cash & cash equivalents	267.2	279.4	167.1
Account receivables	587.9	637.4	528.3
Inventories	754.5	849.6	871.4
Other current assets	326.2	335.2	385.4

Total Current Assets	1,935.8	2,101.7	1,952.2

Land	640.1	646.1	650.8
Forest	2,867.3	2,835.6	3,046.4
Buildings and other infrastructure	2,090.4	2,104.7	2,118.3
Machinery and equipment	2,963.4	2,972.8	2,988.2
Other Fixed Assets	489.8	655.7	700.5
Accumulated Depreciation	(2,473.3)	(2,656.0)	(2,714.6)

Total Fixed Assets	6,577.8	6,559.0	6,789.6

Total Other Assets	120.8	112.6	112.0

TOTAL ASSETS	8,634.4	8,773.3	8,853.8

Short-term debt	168.4	239.5	27.0
Short-term portion of Long-term debt	129.2	296.0	307.8
Accounts payable	220.7	244.9	241.1
Other current liabilities	112.5	109.4	106.9

Total Current Liabilities	630.7	889.9	682.8

Long-term bank borrowings	410.6	246.5	244.8
Long-term bonds	1,822.5	1,722.5	1,924.7
Other long term liabilities	290.1	305.6	310.5

Total Long Term Liabilities	2,523.3	2,274.6	2,480.1

Minority Interest	66.6	65.4	67.8

Total Shareholder’s Equity	5,413.8	5,543.5	5,623.2

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	8,634.4	8,773.3	8,853.8

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

11

Interim Review | Q408 Results	February 12th, 2009

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q4 2007	Q3 2008	Q4 2008	FY 2007	FY 2008

Net income (loss) for the period	174.2	130.5	(5.9)	695.7	478.7
Results on sales of assets	0.0	(0.1)	0.4	0.1	0.7
Depreciation	74.1	54.5	60.5	251.3	233.2
Charges (credits) to income not affecting cash flow	16.4	53.0	92.1	65.8	176.8
Changes in assets, affecting cash flow	(108.1)	(18.0)	(58.7)	(220.8)	(286.3)
Changes in liabilities, affecting cash flow	115.7	67.5	61.0	235.8	179.2
Profit (loss) of minority interest	1.4	(0.8)	(0.5)	1.1	1.1

Net cash provided by (used in) operating ativities	273.7	286.7	148.9	1,029.0	783.4

Debt issuance	409.4	153.6	212.7	1,445.1	826.2
Debt repayment	(201.4)	(288.8)	(221.6)	(1,346.3)	(852.8)
Dividends Paid	(111.9)	0.0	(103.6)	(284.3)	(300.7)
Others	(1.7)	0.0	0.0	(3.3)	0.0

Net cash provided by (used in) financing activities	94.5	(135.2)	(112.4)	(188.8)	(327.3)

Capital Expenditures	(385.2)	(143.1)	(137.1)	(802.8)	(525.2)
Other investment cash flow	34.1	(6.9)	0.1	34.6	(6.0)

Net cash provided by (used in) investing activities	(351.1)	(150.0)	(137.0)	(768.2)	(531.2)

Total positive (negative) cash flow of the period	17.1	1.5	(100.6)	72.1	(75.1)

Effect of inflation on cash and cash equivalents	3.2	(11.5)	(11.8)	10.8	(25.1)
Net increase (decrease) in cash and cash equivalents	20.3	(10.0)	(112.3)	82.9	(100.1)
Cash and cash equivalents at beginning of the period				184.3	267.2

Cash and cash equivalents at end of the period				267.2	167.1

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

For further information, please contact:

Felipe Hartwig	Valentina Concha
felipe.hartwig@arauco.cl	valentina.concha@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41
www.arauco.cl

12

Interim Review | Q408 Results	February 12th, 2009

DISCLAIMER

Figures for Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “US$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	March 2, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer